SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                 FORM 11-K

                               ANNUAL REPORT

    (Mark One)

    [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

        For the fiscal year ended December 31, 1995

                                    OR


    [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

        For the transition period from...................to...............


    Commission file number 1-8349



    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION
                          3201 34th Street South
                      St. Petersburg, Florida  33711

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       FLORIDA PROGRESS CORPORATION
                            One Progress Plaza
                      St. Petersburg, Florida  33701

                           REQUIRED INFORMATION

Index to the financial statements for the plan being furnished herewith:

Report of independent certified public accountant.

Audited statements of net assets available for benefits as of December 31, 1995 and 1994, prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.

Audited statements of changes in net assets available for benefits for the years ended December 31, 1995, 1994 and 1993, prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.

Notes to financial statements.

Schedules of investments held as of December 31, 1995 and 1994.

Schedules of members' withdrawals for the years ended December 31, 1995, 1994 and 1993.

Schedule of reportable 5% transactions for the year ended December 31, 1995.

Price Waterhouse LLP
Suite 2800
400 North Ashley Street
P.O. Box 2640
Tampa, FL 33601-2640
Telephone:  813 223 7577

           REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

      To the Investment Committee
      of the Savings Plan for Employees
      of Florida Progress Corporation

      In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Employees of Florida Progress Corporation at December 31, 1995 and 1994, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Investment Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 and the Securities and Exchange Commission's rules and regulations under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

      PRICE WATERHOUSE LLP
      ------------------------
      /s/ PRICE WATERHOUSE LLP

      Tampa, Florida
      March 11, 1996


                                         SAVINGS PLAN FOR EMPLOYEES OF
                                          FLORIDA PROGRESS CORPORATION
                                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                          DECEMBER 31, 1995 AND 1994
                                                (In thousands)

                                                                         1995
                                     ----------------------------------------------------------------------------
                                                Indexed     Company    Stable                          Aggressive
                                                 Equity      Stock      Value      ESOP     Balanced     Equity
                                       Total      Fund        Fund       Fund      Fund       Fund        Fund
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------

ASSETS
Investments, at quoted market -
  Indexed Equity Fund - (cost -
   $24,492 and $21,611 in 1995
   and 1994, respectively)           $  37,390  $  37,390       -          -          -          -           -
  Company Stock Fund - (cost -
   $42,842 and $40,614 in
   1995 and 1994, respectively)         67,052       -     $  67,052       -          -          -           -
  Stable Value Fund - (cost -
   $100,769 and $97,339 in
   1995 and 1994, respectively)        100,769       -          -     $ 100,769       -          -           -
  ESOP Fund - (cost - $50,069
   and $52,518 in 1995 and
   1994, respectively)                  90,947       -          -          -     $  90,947       -           -
  Balanced Fund - (cost -
   $9,360 and $6,372 in
   1995 and 1994, respectively)         11,764       -          -          -          -     $  11,764        -
  Aggressive Equity Fund - (cost -
   $22,649 and $15,456 in
   1995 and 1994, respectively)         34,042       -          -          -          -          -     $   34,042
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
                                       341,964     37,390     67,052    100,769     90,947     11,764      34,042
Cash -
   Administrative working funds          1,783        181        597        405          4        136         460
Member and company
   contributions receivable              1,154        150        291        425       -            66         222
Accrued interest receivable                528       -          -           528       -          -           -
Interfund receivables (payables)          -           845     (2,190)      (103)    (1,256)       791       1,913
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
          Total assets                 345,429     38,566     65,750    102,024     89,695     12,757      36,637
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Net assets available for benefits    $ 345,429  $  38,566  $  65,750  $ 102,024  $  89,695  $  12,757  $   36,637
                                     =========  =========  =========  =========  =========  =========  ==========


              The accompanying Notes to Financial Statements are an
                  integral part of these Financial Statements.



                                         SAVINGS PLAN FOR EMPLOYEES OF
                                          FLORIDA PROGRESS CORPORATION
                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                           DECEMBER 31, 1995 AND 1994
                                                (In thousands)

                                                                         1994
                                     ----------------------------------------------------------------------------
                                                 Indexed    Company    Stable                          Aggressive
                                                  Equity     Stock      Value      ESOP     Balanced     Equity
                                       Total       Fund       Fund       Fund      Fund       Fund        Fund
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
ASSETS
Investments, at quoted market -
  Indexed Equity Fund - (cost -
   $24,492 and $21,611 in 1995
   and 1994, respectively)           $  25,491  $  25,491       -          -          -          -           -
  Company Stock Fund - (cost -
   $42,842 and $40,614 in
   1995 and 1994, respectively)         55,609       -     $  55,609       -          -          -           -
  Stable Value Fund - (cost -
   $100,769 and $97,339 in
   1995 and 1994, respectively)         97,339       -          -     $  97,339       -          -           -
  ESOP Fund - (cost - $50,069
   and $52,518 in 1995 and
   1994, respectively)                  84,293       -          -          -     $  84,293       -           -
  Balanced Fund - (cost -
   $9,360 and $6,372 in
   1995 and 1994, respectively)          6,700       -          -          -          -     $   6,700        -
  Aggressive Equity Fund - (cost -
   $22,649 and $15,456 in
   1995 and 1994, respectively)         17,004       -          -          -          -          -     $   17,004
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
                                       286,436     25,491     55,609     97,339     84,293      6,700      17,004
Cash -
   Administrative working funds          2,139        237        608        832          2        117         343
Member and company
   contributions receivable              1,742        203        481        707       -            85         266
Accrued interest receivable                564       -          -           564       -          -           -
Interfund receivables (payables)          -           250       (126)       853     (1,817)        51         789
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
          Total assets                 290,881     26,181     56,572    100,295     82,478      6,953      18,402
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Net assets available for benefits    $ 290,881  $  26,181  $  56,572  $ 100,295  $  82,478  $   6,953  $   18,402
                                     =========  =========  =========  =========  =========  =========  ==========


              The accompanying Notes to Financial Statements are an
                  integral part of these Financial Statements.

                                         SAVINGS PLAN FOR EMPLOYEES OF
                                          FLORIDA PROGRESS CORPORATION
                          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                                (In thousands)

                                                                         1995
                                     ----------------------------------------------------------------------------
                                                 Indexed    Company     Stable                         Aggressive
                                                  Equity     Stock      Value      ESOP     Balanced     Equity
                                       Total       Fund       Fund      Fund       Fund       Fund        Fund
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Investment income -
  Dividends                          $   9,849  $     775  $   3,751       -     $   5,323       -           -
  Interest                               6,532         33         63  $   6,423          4  $       3  $        6
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Total investment income                 16,381        808      3,814      6,423      5,327          3           6
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Net investment gains (losses) -
  Realized gains
    on investments                       6,773       -           861       -         4,950        186         776
  Unrealized appreciation
    (depr.) of investments              39,257      9,018      9,215       -         9,103      2,076       9,845
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Total net investment gains
    (losses)                            46,030      9,018     10,076       -        14,053      2,262      10,621
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Contributions -
  Members                               26,772      3,207      7,163     10,059       -         1,514       4,829
  Company, net of forfeitures            7,663        927      2,029      3,002       -           408       1,297
  Participant directed transfers          -         2,050     (4,745)     1,458     (5,397)     2,549       4,085
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Total contributions                     34,435      6,184      4,447     14,519     (5,397)     4,471      10,211
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Withdrawals and Expenses -


  Members' withdrawals                 (42,228)    (3,625)    (9,159)   (19,213)    (6,696)      (932)     (2,603)
  Administrative expenses                  (70)      -          -          -           (70)      -           -
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Total withdrawals and
  expenses (Schedule II)               (42,298)    (3,625)    (9,159)   (19,213)    (6,766)      (932)     (2,603)
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------

Net change during the year              54,548     12,385      9,178      1,729      7,217      5,804      18,235
Net assets available
for benefits -
  Beginning of year                    290,881     26,181     56,572    100,295     82,478      6,953      18,402
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
  End of year                        $ 345,429  $  38,566  $  65,750  $ 102,024  $  89,695  $  12,757  $   36,637
                                     =========  =========  =========  =========  =========  =========  ==========

              The accompanying Notes to Financial Statements are an
                  integral part of these Financial Statements.




                                         SAVINGS PLAN FOR EMPLOYEES OF
                                          FLORIDA PROGRESS CORPORATION
                          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                                (In thousands)

                                                                         1994
                                     ----------------------------------------------------------------------------
                                                 Indexed    Company     Stable                         Aggressive
                                                  Equity     Stock      Value      ESOP     Balanced     Equity
                                       Total       Fund       Fund      Fund       Fund       Fund        Fund
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Investment income -
  Dividends                          $  10,167  $     721  $   3,626       -     $   5,820       -           -
  Interest                               6,546         28         44  $   6,462          4  $       3  $        5
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Total investment income                 16,713        749      3,670      6,462      5,824          3           5
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Net investment gains (losses) -
  Realized gains
   on investments                        8,136        258      1,058       -         6,638         40         142
  Unrealized appreciation
   (depr.) of investments              (26,461)      (650)    (7,830)      -       (18,357)        (9)        385
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Total net investment gains
    (losses)                           (18,325)      (392)    (6,772)      -       (11,719)        31         527
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Contributions -
  Members                               27,423      3,231      8,094     10,369       -         1,454       4,275
  Company, net of forfeitures            8,708        998      2,546      3,436       -           432       1,296
  Participant directed transfers          -           725     (4,643)     5,322     (5,161)       803       2,954
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Total contributions                     36,131      4,954      5,997     19,127     (5,161)     2,689       8,525
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Withdrawals and Expenses -


  Members' withdrawals                 (53,039)    (5,207)    (9,894)   (21,406)   (13,085)      (997)     (2,450)
  Administrative expenses                  (63)      -          -          -           (63)      -           -
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Total withdrawals and
  expenses (Schedule II)               (53,102)    (5,207)    (9,894)   (21,406)   (13,148)      (997)     (2,450)
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------

Net change during the year             (18,583)       104     (6,999)     4,183    (24,204)     1,726       6,607
Net assets available
for benefits -
  Beginning of year                    309,464     26,077     63,571     96,112    106,682      5,227      11,795
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
  End of year                        $ 290,881  $  26,181  $  56,572  $ 100,295  $  82,478  $   6,953  $   18,402
                                     =========  =========  =========  =========  =========  =========  ==========

              The accompanying Notes to Financial Statements are an
                  integral part of these Financial Statements.




                                         SAVINGS PLAN FOR EMPLOYEES OF
                                          FLORIDA PROGRESS CORPORATION
                          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                                (In thousands)

                                                                         1993
                                     ----------------------------------------------------------------------------
                                                 Indexed    Company     Stable                         Aggressive
                                                  Equity     Stock      Value      ESOP     Balanced     Equity
                                       Total       Fund       Fund      Fund       Fund       Fund        Fund
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Investment income -
  Dividends                          $  10,433  $     657  $   3,503       -     $   6,273       -           -
  Interest                               6,916         14         46  $   6,848          2  $       2  $        4
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Total investment income                 17,349        671      3,549      6,848      6,275          2           4
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Net investment gains (losses) -
  Realized gains
   on investments                        6,625         65        465       -         5,798         11         286
  Unrealized appreciation
   (depr.) of investments                1,611      1,562      1,220       -        (2,461)       299         991
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Total net investment gains
    (losses)                             8,236      1,627      1,685       -         3,337        310       1,277
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Contributions -
  Members                               26,887      3,230      9,280     10,841       -         1,052       2,484
  Company, net of forfeitures            8,568        998      2,909      3,589       -           329         743
  Participant directed transfers          -          (474)    (3,371)     1,485     (3,665)     1,975       4,050
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Total contributions                     35,455      3,754      8,818     15,915     (3,665)     3,356       7,277
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Withdrawals and Expenses -


  Members' withdrawals                 (34,465)    (2,493)    (9,520)   (13,042)    (8,825)      (175)       (410)
  Administrative expenses                  (63)      -          -          -           (63)      -           -
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
Total withdrawals and
  expenses (Schedule II)               (34,528)    (2,493)    (9,520)   (13,042)    (8,888)      (175)       (410)
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------

Net change during the year              26,512      3,559      4,532      9,721     (2,941)     3,493       8,148
Net assets available
for benefits -
  Beginning of year                    282,952     22,518     59,039     86,391    109,623      1,734       3,647
                                     ---------  ---------  ---------  ---------  ---------  ---------  ----------
  End of year                        $ 309,464  $  26,077  $  63,571  $  96,112  $ 106,682  $   5,227  $   11,795
                                     =========  =========  =========  =========  =========  =========  ==========

              The accompanying Notes to Financial Statements are an
                  integral part of these Financial Statements.


                       SAVINGS PLAN FOR EMPLOYEES OF
                       FLORIDA PROGRESS CORPORATION
                       NOTES TO FINANCIAL STATEMENTS
                       (Dollar amounts in thousands)


(1)    DESCRIPTION OF PLAN AND SUMMARY OF ACCOUNTING POLICIES:

       The following description of the Savings Plan for Employees of Florida Progress Corporation (Plan or Savings Plan) provides only general information. Participants should refer to the Savings Plan Summary Plan Description/Prospectus, as amended, which is part of the "You & Your
       Company: A Strategic Partnership" employee handbook for a more complete description of the Plan's provisions.

       The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was qualified under Section 401(a) of the Internal Revenue Code on December 28, 1988. An employee of the Participating Companies (as defined below) is eligible to participate in the Plan if he or she has completed at least six months of employment or worked at least 1,000 hours in a twelve-month period. Participation in the Plan is voluntary. The following companies participated in the Plan during the year ended December 31, 1995:


                     Florida Progress Corporation
                     Florida Power Corporation
                     Electric Fuels Corporation
                     Talquin Development Company
                     Progress Energy Corporation
                     Advanced Separation Technologies Incorporated

       Contributions
       -------------
       With the exception of the ESOP Fund, which is frozen as to contributions, eligible employees may elect to contribute up to 16% of their monthly base pay and may designate these contributions as either Regular Savings after-tax and/or 401(k) pretax dollars. Each participating company contributes each month an amount equal to 65% of the employees' contributions, up to 6% of base pay. Individual corporations, achieving certain predetermined goals and participating in the special company contribution portion of the Savings Plan, may make an additional contribution of 5% for each of two goals achieved, up to a maximum of 10%, of eligible employee contributions to Regular Savings or 401(k). All corporations participating in the special company contribution portion of the Savings Plan achieved a portion of their individual Savings Plan goals in 1995, 1994, and 1993, resulting in additional special contributions of $572, $1,162, and $629 for each year, respectively.

       Participant Accounts
       --------------------
       A separate account is maintained for each investment option of a participant by type of contribution. Plan earnings are allocated and credited to the account monthly, based on the adjusted balance of each participant's account. Forfeitures of non-vested employer contributions by terminated participants may be used to reduce employer matching contributions. The Plan permits terminated or retired employees with vested Plan balances greater than $3,500 to continue to maintain active investment accounts. Although no further employee contributions are allowed, terminated or retired employees may continue to transfer amounts among the investment options, with the exception of the Employee Stock Ownership Plan (ESOP) Fund, which is frozen and only permits outgoing transfers. The amounts of deferred vested benefits payable to these terminated or retired participants as of December 31, 1995, 1994 and 1993 were $53,644, $46,281 and $25,625, respectively.

       Vesting
       -------
       Participants are immediately vested in their Regular and 401(k) contributions and earnings thereon. The percentage of vesting in the employer contributions and earnings thereon is based on a schedule of Years of Continuous Service as follows:

               Years of Continuous Service          Vested Percentage
               ---------------------------          -----------------
                      Less than 2                               0%
                      2 but less than 3                        25%
                      3 but less than 4                        50%
                      4 but less than 5                        75%
                      5 or more                               100%

       A year of Continuous Service is earned when a participant works at least 1,000 hours in a calendar year. A participant will also become fully vested in the employer contributions and earnings thereon upon death, disability, attainment of normal retirement, or termination of the Plan.

       Loans to Participants
       ---------------------
       All actively employed Savings Plan participants with available account balances may apply for a loan from their own Plan account. No loan shall exceed the lesser of $50,000 or one-half of the participant's vested Savings Plan account balance. The amount of each individual loan will be collateralized with an equivalent portion of the participant's Savings Plan account balance. This amount will be withdrawn from the participant's account and placed in a separate Loan Account. A participant is permitted a maximum of four outstanding loans at any one time. Each loan shall bear interest at a reasonable rate, as determined by the Investment Committee for the Savings Plan for Employees' Trust of Florida Progress Corporation ("Investment Committee"). Effective October 1991, the loan interest rate is determined on a quarterly basis, using the Florida Savings Certificate of Deposit rate as published in the Wall Street Journal, as its primary factor. Interest charged on employee loans is credited to the individual participant accounts.

       A participant can choose repayment terms on a new loan ranging from 6 to 48 months. Repayments are made via payroll deduction for active employees and by direct payment to the Savings Plan for inactive participants. Additionally, participants can elect to prepay all or a portion of their outstanding loan balance at any time during the term of the loan. Repayments are returned to each participant account (reducing the outstanding loan account balance). Loan repayment activity is shown on the Statements of Changes in Net Assets Available For Benefits as part of Member Contributions. Loan repayments were $10,209, $9,831, and $8,522 for the years ended December 31, 1995, 1994, and 1993, respectively. New loan activity is also included on the Statements of Changes in Net Assets Available For Benefits as part of Member Withdrawals. Loan withdrawals were $10,698, $9,991 and $11,134 for the years ended December 31, 1995, 1994 and 1993, respectively.

       The number and total value of outstanding loans at December 31, 1995, 1994 and 1993, are as follows:

                                    Number of
               Plan Year        Loans Outstanding      Outstanding Loan Balance
               ---------        -----------------      ------------------------
                 1995                 5,201                    $18,125
                 1994                 5,197                    $17,329
                 1993                 5,231                    $17,608

       Basis of Accounting
       -------------------
       The accounts of the Plan are maintained on the accrual basis.

       Reclassifications
       -----------------
       Certain amounts in the prior year financial statements have been reclassified to conform to the current year manner of presentation. These amounts do not have a material impact on the financial statements taken as a whole.


(2)    INVESTMENTS:

       Investment Options
       ------------------
       The Plan currently offers five investment options as follows:

                 Indexed Equity Fund
                 Company Stock Fund
                 Stable Value Fund
                 Balanced Fund
                 Aggressive Equity Fund

       The Plan also contains a frozen ESOP arrangement as a result of the merger of the Employee Stock Ownership Plan (ESOP) with the Savings Plan. The ESOP Fund is the fund into which all participants' accounts in the former ESOP were individually transferred. All former ESOP members became members of the Savings Plan, and the features and characteristics of the former ESOP continue to apply to the ESOP Fund accounts in the Savings Plan.

       Currently, the valuation of each fund, with the exception of the Stable Value Fund, is determined at the end of each month based on published prices. The valuation of the Stable Value Fund is determined at the end of each month based on invested principal and accumulated interest paid at contracted rates. Each employee's account reflects the account value as of the most recent valuation. All participant accounts are maintained in dollars except for the ESOP Fund, which is maintained in shares.

       The Stable Value Fund includes two structured investment contracts. These contracts are arrangements whereby a specified rate of return is guaranteed by an insurance company for a specified period (currently six months). If the return on the underlying investments is different from the guaranteed rate of return during the guarantee period, that difference is factored into the guaranteed rate of return for the subsequent period. The underlying investments include U.S. Treasury obligations and collateralized mortgage obligations. The Stable Value Fund also contains other insurance contracts, which provide for a fixed rate of return over the term of those contracts.

       Purchases and sales of investments are recorded on the trade date with gains and losses determined by using an average cost basis for investments. Unrealized appreciation or depreciation is recorded based on the market value of investments on the valuation date. When Florida Progress Corporation common stock is distributed from the Company Stock Fund and the ESOP Fund to participants in settlement of their accounts, these funds recognize gains or losses equal to the difference between average cost and the quoted market value of the shares distributed.

       The number of employees participating in the Plan and in each investment fund of the Plan at December 31, 1995, 1994 and 1993 is as follows:

                                            1995      1994      1993
                                            -----     -----     -----
           Plan                             5,346     5,612     6,114

           Each Investment Fund:

              Indexed Equity                2,266     2,280     2,373
              Company Stock                 3,506     3,729     4,153
              Stable Value                  3,938     4,221     4,538
              ESOP                          3,416     3,824     4,319
              Balanced                      1,011       946       770
              Aggressive Equity             1,882     1,715     1,280

       Unrealized Appreciation (Depreciation) of Investments
       -----------------------------------------------------
       The changes in unrealized appreciation (depreciation) of investments during the years ended December 31, 1995, 1994, and 1993 were as follows (see Note 4):

                                   Indexed  Company                     Aggressive
                           Total    Equity   Stock    ESOP    Balanced    Equity
                          -------  -------  -------  -------  --------  ----------
       Balance, 12/31/92  $77,376  $ 2,968  $21,605  $52,593  $     38  $      172
           Change - 1993    1,611    1,562    1,220   (2,461)      299         991
                          -------  -------  -------  -------  --------  ----------
       Balance, 12/31/93   78,987    4,530   22,825   50,132       337       1,163
           Change - 1994  (26,461)    (650)  (7,830) (18,357)       (9)        385
                          -------  -------  -------  -------  --------  ----------
       Balance, 12/31/94   52,526    3,880   14,995   31,775       328       1,548
           Change - 1995   39,257    9,018    9,215    9,103     2,076       9,845
                          -------  -------  -------  -------  --------  ----------
       Balance, 12/31/95  $91,783  $12,898  $24,210  $40,878  $  2,404  $   11,393
                          =======  =======  =======  =======  ========  ==========

       Realized Gains on Investments Sold or Distributed
       -------------------------------------------------
       The following is a summary of the realized gains on investments sold or distributed during the years ended December 31, 1995, 1994, and 1993 (see
       Note 4):

       1995                              Cost       Proceeds     Gains
       ----                            --------     --------     -------
       Indexed Equity                  $  7,304     $  7,304     $  -
       Company Stock                      1,945        2,806         861
       ESOP                               7,611       12,561       4,950
       Balanced                           1,104        1,290         186
       Aggressive Equity                  2,715        3,491         776
                                       --------     --------     -------
                                       $ 20,679     $ 27,452     $ 6,773
                                       ========     ========     =======
       1994
       ----
       Indexed Equity                  $  1,242     $  1,500     $   258
       Company Stock                      3,217        4,275       1,058
       ESOP                              10,866       17,504       6,638
       Balanced                             724          764          40
       Aggressive Equity                  1,408        1,550         142
                                       --------     --------     -------
                                       $ 17,457     $ 25,593     $ 8,136
                                       ========     ========     =======
       1993
       ----
       Indexed Equity                  $    313     $    378     $    65
       Company Stock                        692        1,157         465
       ESOP                               6,108       11,906       5,798
       Balanced                             162          173          11
       Aggressive Equity                  4,026        4,312         286
                                       --------     --------     -------
                                       $ 11,301     $ 17,926     $ 6,625
                                       ========     ========     =======

(3)    EXPENSES OF THE PLAN:

       The Company pays all expenses for outside services necessary for the administration of the Plan, except for the ESOP Fund. The ESOP Fund pays its own expenses for outside services necessary for the administration of the fund. Fees for participant loans are borne by the loan recipients.


(4)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

       The realized gains and unrealized appreciation (depreciation) of the Plan assets reported in the financial statements are $6,773 and $39,257, $8,136 and $(26,461) and $6,625 and $1,611 for 1995, 1994 and 1993,
       respectively. The calculation of these amounts is based on the historical cost of the assets. However, when the Plan files its tax return, these amounts are required to be calculated based on the fair market value of Plan assets as of the previous year-end. Using this calculation method, the amount of realized gains (losses) and unrealized appreciation (depreciation) is $692 and $23,447, $(3,307) and $(15,184), and $489 and
       $4,533 for 1995, 1994 and 1993, respectively. The tax returns for 1995, 1994 and 1993 also include a net gain in other categories totalling $21,891, $166, and $3,215 for each year, respectively.

       Department of Labor regulations also require the disclosure of Benefits Payable as a separate line item when the Plan reports the value of assets and liabilities on its tax return. The amount of Benefits Payable reported on the tax return as of December 31, 1995 and 1994 is $2,728 and $2,925, respectively.


(5)    FEDERAL INCOME TAXES:

       The Plan is a qualified employees' trust under Section 401(a) of the Internal Revenue Code (Code), and the ESOP Fund is considered a tax credit employee stock ownership plan within the meaning of Section 409 of the Code. As such, the Plan is exempt from federal income taxes under
       Section 501(a). No taxes are imposed on income, pretax contributions, tax deductible contributions or Company contributions made to the Plan, pursuant to the provisions of Section 402(a) of the Code, until such time as the employees or the employees' beneficiaries receive distributions from the Plan.

                                                                                                   Schedule I
                                                                                                   Page 1 of 2
                                         SAVINGS PLAN FOR EMPLOYEES OF
                                         FLORIDA PROGRESS CORPORATION
                                         SCHEDULES OF INVESTMENTS HELD
                                          DECEMBER 31, 1995 AND 1994
                                    (Dollar and share amounts in thousands)

                                                      1995                                 1994
                                       ----------------------------------   ----------------------------------
                                       Number of                            Number of
                                       Shares or                            Shares or
                                       Principal                 Market     Principal                 Market
Name of Issuer and Title of Issue        Amount       Cost       Value        Amount       Cost       Value
---------------------------------      ----------  ----------  ----------   ----------  ----------  ----------
INDEXED EQUITY FUND
-------------------
Commingled Funds -
     Wells Fargo Index Fund                  257     $23,970     $36,868          240     $21,195     $25,075

Temporary Cash Investments -
     Chase Bank -
       Domestic Liquidity Fund              $522         522         522         $416         416         416
                                                   ----------  ----------               ----------  ----------
                                                     $24,492     $37,390                  $21,611     $25,491
                                                   ==========  ==========               ==========  ==========

COMPANY STOCK FUND
------------------
Common Stock of Florida
     Progress Corporation                  1,879     $42,270     $66,480        1,849     $40,465     $55,460

Temporary Cash Investments -
     Barnett Bank -
       Repurchase Agreement Account         $572         572         572         $149         149         149
                                                   ----------  ----------               ----------  ----------
                                                     $42,842     $67,052                  $40,614     $55,609
                                                   ==========  ==========               ==========  ==========

STABLE VALUE FUND
-----------------
Benefit Accumulation Contract -
     Aetna Life Insurance Co.               -           -           -          $7,556      $7,556      $7,556

Guaranteed Interest Contracts -
     Prudential                          $ 9,935    $  9,935    $  9,935      $18,127      18,127      18,127

Structured Investment Contracts -
     Peoples Security                    $45,417      45,417      45,417      $35,828      35,828      35,828
     Commonwealth Life                   $45,417      45,417      45,417      $35,828      35,828      35,828
                                                   ----------  ----------               ----------  ----------
                                                    $100,769    $100,769                  $97,339     $97,339
                                                   ==========  ==========               ==========  ==========


                                                                                                   Schedule I
                                                                                                   Page 2 of 2
                                         SAVINGS PLAN FOR EMPLOYEES OF
                                         FLORIDA PROGRESS CORPORATION
                                         SCHEDULES OF INVESTMENTS HELD
                                          DECEMBER 31, 1995 AND 1994
                                    (Dollar and share amounts in thousands)

                                                      1995                                 1994
                                       ----------------------------------   ----------------------------------
                                       Number of                            Number of
                                       Shares or                            Shares or
                                       Principal                 Market     Principal                 Market
Name of Issuer and Title of Issue        Amount       Cost       Value        Amount      Cost        Value
---------------------------------      ----------  ----------  ----------   ----------  ----------  ----------
ESOP FUND
---------
Common Stock of Florida
     Progress Corporation                  2,569     $50,014     $90,892        2,807     $52,436     $84,211

Temporary Cash Investments -
     Barnett Bank -
       Repurchase Agreement Account          $55          55          55          $82          82          82
                                                   ----------  ----------               ----------  ----------
                                                     $50,069     $90,947                  $52,518     $84,293
                                                   ==========  ==========               ==========  ==========

BALANCED FUND
-------------
Fidelity Select Equity Collective            407      $5,286      $7,189          327      $3,833      $4,158
Fidelity Broad Market Duration               337       4,074       4,575          220       2,539       2,542
                                                   ----------  ----------               ----------  ----------
                                                      $9,360     $11,764                   $6,372      $6,700
                                                   ==========  ==========               ==========  ==========

AGGRESSIVE EQUITY FUND
----------------------
Fidelity Aggressive Equity                   158     $22,649     $34,042          121     $15,456     $17,004
                                                   ==========  ==========               ==========  ==========


                                                                                                               Schedule II
                                         SAVINGS PLAN FOR EMPLOYEES OF
                                         FLORIDA PROGRESS CORPORATION
                                       SCHEDULES OF MEMBERS' WITHDRAWALS
                             FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                                (In thousands)

                                                    Indexed     Company      Stable       ESOP      Balanced   Aggressive
                                         Total    Equity Fund  Stock Fund  Value Fund     Fund        Fund     Equity Fund
                                       ---------  -----------  ----------  ----------  ----------  ----------  -----------
1995
----
Value of Members' Accounts
  Withdrawn -
    Members' contributions             $  17,377  $     1,588  $    3,748  $   10,631        -     $      436  $       974
    Company contributions                  7,576          773       2,106       4,182        -            111          404
    Loan withdrawals                      10,698        1,275       3,337       4,433        -            397        1,256
    ESOP withdrawals                       6,766         -           -           -     $    6,766        -            -
                                       ---------  -----------  ----------  ----------  ----------  ----------  -----------
                                          42,417        3,636       9,191      19,246       6,766         944        2,634
Less: forfeitures applied against
    Company contributions                    119           11          32          33        -             12           31
                                       ---------  -----------  ----------  ----------  ----------  ----------  -----------
    Total members' withdrawals         $  42,298  $     3,625  $    9,159  $   19,213  $    6,766  $      932  $     2,603
                                       =========  ===========  ==========  ==========  ==========  ==========  ===========
1994
----
Value of Members' Accounts
  Withdrawn -
    Members' contributions             $  20,276  $     2,673  $    4,200  $   11,727        -     $      577  $     1,099
    Company contributions                  9,832        1,376       2,438       5,352        -            204          462
    Loan withdrawals                       9,991        1,173       3,303       4,380        -            227          908
    ESOP withdrawals                      13,148         -           -           -     $   13,148        -            -
                                       ---------  -----------  ----------  ----------  ----------  ----------  -----------
                                          53,247        5,222       9,941      21,459      13,148       1,008        2,469
Less: forfeitures applied against
    Company contributions                    145           15          47          53        -             11           19
                                       ---------  -----------  ----------  ----------  ----------  ----------  -----------
    Total members' withdrawals         $  53,102  $     5,207  $    9,894  $   21,406  $   13,148  $      997  $     2,450
                                       =========  ===========  ==========  ==========  ==========  ==========  ===========
1993
----
Value of Members' Accounts
  Withdrawn -
    Members' contributions             $   9,710  $       832  $    3,354  $    5,458        -     $       24  $        42
    Company contributions                  4,845          444       1,895       2,482        -              7           17
    Loan withdrawals                      11,134        1,226       4,290       5,118        -            146          354
    ESOP withdrawals                       8,888         -           -           -     $    8,888        -            -
                                       ---------  -----------  ----------  ----------  ----------  ----------  -----------
                                          34,577        2,502       9,539      13,058       8,888         177          413
Less: forfeitures applied against
    Company contributions                     49            9          19          16        -              2            3
                                       ---------  -----------  ----------  ----------  ----------  ----------  -----------
    Total members' withdrawals         $  34,528  $     2,493  $    9,520  $   13,042  $    8,888  $      175  $       410
                                       =========  ===========  ==========  ==========  ==========  ==========  ===========

                                                                                                                   Schedule III

                                                 SAVINGS PLAN FOR EMPLOYEES OF
                                                 FLORIDA PROGRESS CORPORATION
                                            SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                             FOR THE YEAR ENDED DECEMBER 31, 1995
                                                        (In thousands)


                                                                                                      Current Value of
Identity of Party          Description         Purchase   Selling    Expenses Incurred   Cost of    Asset on Transaction   Net Gain
    Involved                of Asset            Price      Price     With Transactions    Asset             Date           or (Loss)
-----------------      -------------------     --------   --------   -----------------   --------   --------------------   ---------

Florida Progress       Common Stock                -      $ 15,366              $0.00    $  9,556             -            $   5,810
  Corporation

Chase Bank             Chase Bank Domestic     $ 17,183                         $0.00    $ 17,183             -            $       0
                        Liquidity Fund

Chase Bank             Chase Bank Domestic         -      $ 17,183              $0.00    $ 17,183             -            $       0
                        Liquidity Fund

Chase Bank             Chase Bank Domestic     $ 21,949                         $0.00    $ 21,949             -            $       0
                        Liquidity Fund

Chase Bank             Chase Bank Domestic         -      $ 21,842              $0.00    $ 21,842             -            $       0
                        Liquidity Fund

Commonwealth Life      Contract #ADA00160TR    $ 17,880                         $0.00    $ 17,880             -            $       0
  Insurance Co.

Peoples Security       Contract #BDA00183TR    $ 17,880                         $0.00    $ 17,880             -            $       0
  Life Insurance Co.


                                 EXHIBITS

  23 Consent of Price Waterhouse LLP, independent certified public accountants.

                                SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan for Employees of Florida Progress Corporation) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          SAVINGS PLAN FOR EMPLOYEES OF
                                          FLORIDA PROGRESS CORPORATION


Date: March 27, 1996                     By: /s/  Patricia K. Blizzard
                                             ----------------------------------
                                              Patricia K. Blizzard
                                              Plan Administrator and Secretary
                                              and Member of the Investment
                                              Committee for the Savings Plan
                                              for Employees Trust of Florida
                                              Progress Corporation


                                       ( By: /s/ Jeffrey R. Heinicka
                                       (     ----------------------------------
                                       (      Jeffrey R. Heinicka
                                       (
                                       (
Members of the Investment Committee    ( By: /s/  James A. McClure, III
for the Savings Plan for Employees     (     ----------------------------------
Trust of Florida Progress Corporation  (      James A. McClure, III
                                       (
                                       ( By: /s/ Kenneth E. McDonald
                                       (     ----------------------------------
                                       (      Kenneth E. McDonald
                                       (
                                       (
                                       ( By: /s/ John Scardino Jr.
                                       (     ----------------------------------
                                       (      John Scardino, Jr.

                               EXHIBIT INDEX


     Exhibit
     Number         Description
     -------        -----------
     23             Consent of Price Waterhouse LLP, independent
                    certified public accountants.